

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 26, 2016

Roger Rowe
Chief Executive Officer
TigerLogic Corporation
1532 SW Morrison Street, Suite 200
Portland, OR 97205

> **Re: TigerLogic Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 19, 2016**
> **File No. 000-16449**

Dear Mr. Rowe:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your information statement relates to the sale of a substantial part of the assets of your company. Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A, which should include unaudited financial statements of the Postano business. For further guidance, see Question H.6 of the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations, available on our website.

Questions and Answers About the Asset Sale

Who Voted in Favor of the Asset Sale, page 6

2.   Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that 50.08% of stockholders voted in favor of the asset sale including David Boyd, an employee, who holds only 293,768 shares of common stock. Please tell us whether Mr. Boyd has any other relationship with the company and describe the sequence of events that led to your obtaining this consent. In addition, provide an analysis as to whether you engaged in a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Peter Cancelmo, Esq.
        Garvey Schubert Barer